TWT MANAGEMENT SERVICES, LLC

CONVERTIBLE NOTE BRIDGE FINANCING
SUMMARY OF TERMS

August 2023

Issuer: TWT Management Services, LLC, a Montana limited liability company (the "***Company***").

Type of Security: Up to $500,000 in convertible promissory notes (the "***Notes***").

Closing: The initial closing of the financing (the "***Initial Closing***") will occur as soon as reasonably practicable.

Interest Rate: Annual interest rate of 8%, payable at maturity or upon conversion as described below.

Term: Unless earlier converted, all principal, together with accrued but unpaid interest under the Notes will be due and payable two (2) years from the date of each such Note (the "***Maturity Date***").

Qualified Financing: A "***Qualified Financing***" shall mean an equity security financing of at least $1,000,000, excluding the aggregate principal and accrued interest due on the Notes and all other convertible notes then outstanding and issued by the Company, and with the principal purpose of raising capital.

Conversion Price: The "***Conversion Price***" will be a price per share equal to 80% of the price per equity security paid by the other investors purchasing securities (as defined below) in the Qualified Financing.

Automatic Conversion: In the event the Company consummates a Qualified Financing prior to the Maturity Date, all principal and accrued and unpaid interest under the Notes shall automatically convert into shares of the Company's equity shares or units sold in the Qualified Financing. The total combined number of shares of the equity securities to be issued upon conversion will equal (x) all principal, together with all accrued and unpaid interest under the Note, *divided by* (y) the Conversion Price.

Other: **This Summary of Terms does not constitute a binding agreement. This Summary of Terms is intended as an outline of certain of the material terms of the Notes and does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions which would be contained in definitive documentation for the Notes contemplated hereby.**